02052869

PE 8-1-02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

BALLARD POWER SYSTEMS INC.

SEC Registration Number 0-25270

(Translation of registrant's name into English)

9000 Glenlyon Parkway
Burnaby, B.C. V5J 5J9
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALLARD POWER SYSTEMS INC.
Registrant

Date: August 19, 2002

Signature

Noordin S.K. Nanji
Vice-President, Strategic Development
and Corporate Secretary
Print name and title of signing officer

people
customer base
organizational discipline
brand value
manufacturing capability
technology
environment
access to global markets
products

STRENGTH

Power To Change The World®

More than a statement, this is our vision. Ballard® fuel cells that can provide efficient, clean power where we need it most. Fuel cell-powered buses, automobiles and trucks that can provide the performance consumers expect without today's pollution levels or greenhouse gases. Distributed stationary generators that can provide high quality, reliable electricity to homes and businesses without adding new high-voltage plants. Portable power products that can provide the flexibility and reliability we require without noisy generators or bulky batteries. This is the world powered by Ballard® fuel cells.

Now we are expanding our strength to meet the demands of the future. Today, in addition to proton exchange membrane (PEM) fuel cell components, we can provide customers with complete fuel cell engines and systems, electric drives for both fuel cell and battery-powered electric vehicles, power electronics for microturbines, high speed natural gas gensets and carbon fiber products for a wide range of applications. The ability to offer our customers complete fuel cell engine and system solutions and to market our component technologies into non-fuel cell markets today gives us a new foundation for growth.

Firoz Rasul
Chairman of the Board
and Chief Executive Officer

to our shareholders

In the second quarter we began to see tangible results from the actions we took early this year and we continue to make significant progress towards achieving our goals for 2002. The integration of XCELLSIS and Ecostar into Ballard is progressing according to plan. We remain comfortable with our product and services revenue guidance for 2002 of $82 million and our guidance on annual cash burn of between $122 million and $142 million, plus $36 million for integration activities. From a commercial standpoint, customer interest in Ballard's products continues to grow. We saw the number of customers for our Nexa™ power module increase from 13 to 27 over the past three months.

Adding to our management capabilities and supporting our evolution to commercial manufacturing, on July 16, 2002, we announced the appointment of Dennis Campbell as President and Chief Operating Officer, effective July 22, 2002. We also announced that Mr. Campbell will become President and Chief Executive Officer on March 31, 2003. At that time, I will become Executive Chairman of the Board. Our management team was also strengthened in May with the addition of Lee Craft as Vice President, Manufacturing.

We are currently marketing six commercial products. The Nexa™ power module, a portable 1.2 kW fuel cell system designed for integration by original equipment manufacturers (OEMs) into commercial products, was launched in September 2001. We are selling carbon fiber products for automatic transmissions as well as gas diffusion layers for proton exchange membrane (PEM) fuel cells. We are marketing our first Ecostar™ Power Converter designed to operate with and convert power from microturbines and other power sources. We are also selling our Ecostar™ 80 V electric drive system, designed for battery-powered ground support equipment such as airport baggage tractors, and are marketing our 80 kW natural gas high-speed engine generator set designed for standby and back-up applications.

In April, we announced the commercial availability of an innovative carbon fiber product designed for use as a gas diffusion layer, a significant component in PEM fuel cells. The AvCarb™ P50T carbon fiber paper has excellent fuel cell performance characteristics and can play a key role in the reduction of the cost of fuel cells.

In May, we received a $2.0 million order from Nissan Motor Co., Ltd. for Mark 902 fuel cell modules and support services. We also received $3.0 million (CDN $4.7 million) in revenue for completing a program with the Government of British Columbia, BC Transit and Translink for prototype bus engines for testing purposes.

In June, our fuel cell engine powered DaimlerChrysler's NECAR 5 fuel cell vehicle in a successful 13-day, 3,000-mile (4,800-kilometre) endurance test across the United States. The drive provided Ballard and DaimlerChrysler with real-world testing experience in a variety of conditions and demonstrated a high level of endurance and reliability. In June, Ford conducted "Ride and Drive" demonstrations of its Focus fuel cell vehicle, powered by a Ballard® fuel cell engine, in selected cities across Canada. Public displays and opportunities to drive fuel cell vehicles will increase as fuel cells move closer to full commercialization.

In support of our goal of reducing costs, in May we entered into an agreement with EBARA Corporation (EBARA) to develop pilot-scale manufacturing processes and equipment for fuel cell membranes. During an 18-month development period, EBARA will construct and demonstrate capabilities for manufacturing Ballard's BAM® Grafted Proton Exchange Membrane – an advanced membrane using low cost, commercially available base substrate combined with proprietary active components, to meet specific fuel cell operating requirements.

In stationary power, one of our 250 kW generator units completed its 2-year field trial in Basel, Switzerland. Of the remaining eight other 250 kW stationary generators, four are currently in field trials, two are being prepared for site acceptance testing, one has completed the test program and one has yet to be sited.

We continued to make progress on the development of a next generation prototype stand-by power generator and a next generation prototype 1 kW cogeneration stationary system for the Japanese residential market. In mid-July, we announced a third phase collaboration with Osaka Gas, one of the largest utility companies in Japan serving over 6 million customers, to advance the commercial market introduction plans for the 1 kW cogeneration unit. In addition, Ballard and EBARA BALLARD, our jointly held company with EBARA, signed a worldwide license agreement with Osaka Gas for the use of its natural gas fuel processing technology for fuel cell applications under 10 kW.

Both Toyota Motor Corp. and Honda Motor Co. have announced they will advance their initial vehicle introduction plans for fuel cell vehicles to late in 2002 from 2003. Honda achieved a significant milestone for its product launch by receiving both CARB and EPA certification of its zero-emission FCX-V4 automobile. This is the first fuel cell vehicle to receive such certification. Ballard® fuel cells power this Honda vehicle and we continue to supply Honda with fuel cells in support of its vehicle development activities.

Commitment from both federal and state governments in the United States to fuel cells and accompanying hydrogen infrastructure development continued during the quarter. At the state level, both Michigan and Ohio launched initiatives offering significant incentives to fuel cell businesses. Michigan's Governor Engler proposed plans to make Michigan a world center for fuel cell research and manufacturing, while Ohio's Governor Taft proposed a three-year, $100 million initiative to position Ohio as a significant player in the fuel cell industry.

A recent change to our Board of Directors is the appointment of Denise Morrison, Executive Vice President and General Manager, Snacks Division, Kraft Foods North America. Mrs. Morrison replaces Raymond Royer, a director since 1998. We appreciate the added demands on Mr. Royer's time as a result of the expansion of Domtar's business, which Mr. Royer leads as Chief Executive Officer. We will miss Raymond's guidance, wisdom and counsel. These changes were effective July 26, 2002.

We are growing our business by delivering products and achieving our goals. The commitment of our partners, the performance of our products, the advancements of our technology and our financial strength provide us with a strong foundation for success. I look forward to reporting our ongoing progress to you in the next quarterly report.

On behalf of the Board of Directors

"Firoz Rasul"

FIROZ RASUL
Chairman of the Board and Chief Executive Officer

This report contains forward-looking statements reflecting Ballard Power Systems Inc.'s current expectations as contemplated under the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Law of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from other fuel cell manufacturers, other advanced and existing power technologies, evolving markets for generating electricity and power for transportation vehicles, our ability to protect our intellectual property, our ability to successfully integrate the businesses of the former XCELLSIS and Ecostar, and our ability to provide the capital required for product development, operations and marketing. These factors should be considered carefully and readers should not place undue reliance on Ballard's forward-looking statements. Investors are encouraged to review Management's Discussion and Analysis in the 2001 Annual Report, the section entitled "Operating Results, Capital Requirements and Risks" (pages 44-50) for a more complete discussion of factors that could affect Ballard's future performance.

This discussion and analysis covers our interim consolidated financial statements for the three and six-month periods ended June 30, 2002. As well, it provides an update to the discussion and analysis contained in our 2001 Annual Report. This discussion and analysis should be read in conjunction with the "Management's Discussion & Analysis" section and the annual consolidated financial statements contained in our 2001 Annual Report. All amounts are expressed in U.S. dollars unless otherwise noted.

OVERVIEW

During 2001, we made three acquisitions that significantly expanded our business. On May 25, 2001, we acquired the carbon products division of Textron Systems Inc. through our wholly-owned subsidiary, Ballard Material Products Inc. ("BMP"). On November 30, 2001, we increased our ownership of XCELLSIS AG (now called Ballard Power Systems AG ("BPSAG")) to 50.1% and agreed to acquire the remaining 49.9% on or before November 15, 2004. Also on November 30, 2001, we increased our ownership of Ecostar Electric Drive Systems L.L.C. (now called Ballard Power Systems Corporation ("BPSC")) to 100%. Our additional interests in BPSAG and BPSC were acquired from DaimlerChrysler AG ("DaimlerChrysler") and Ford Motor Company ("Ford") in exchange for common shares. Collectively, these three acquisitions are referred to in this discussion and analysis as the "Acquired Businesses". Since the BPSAG and BPSC acquisitions occurred subsequent to June 30, 2001, and the BMP acquisition occurred in the latter part of the quarter ended June 30, 2001, they account for the majority of the differences in the current period's results from those reported in the comparative periods of 2001.

As a result of the acquisitions, we changed the way we manage our business with respect to making operating decisions and assessing performance and therefore have restructured our segmented reporting into five reportable segments: Technology and Corporate, Power Generation, Transportation, Electric Drives & Power Conversion, and Material Products. Technology and Corporate is comprised of the technology, development and manufacture of proton exchange membrane ("PEM") fuel cells and corporate administrative services. Our Power Generation Division develops, manufactures and markets PEM fuel cell power generation equipment for markets ranging from 1 kW portable power products to larger stationary generators. Our Transportation Division develops, manufactures and markets PEM fuel cell components and complete PEM fuel cell engines for the transportation market. The Electric Drives & Power Conversion Division develops, manufactures and markets electric drives for both PEM fuel cell and battery-powered electric vehicles, power electronics for PEM fuel cell and combustion engine generators, microturbines and other distributed generation products and assembles and markets combustion engine generators. The Material Products Division develops, manufactures and markets carbon fiber products to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

Our net loss for the quarter ended June 30, 2002 was $21.5 million, or ($0.20) per share, compared with a net loss of $25.7 million or ($0.28) per share during the same period in 2001. The lower loss for the quarter is due to cost reduction initiatives, and higher foreign exchange gains, up $14.5 million. These were partly offset by losses of $16.3 million from the Acquired Businesses and $5.6 million from business integration and restructuring costs. For the six-month period ended June 30, 2002, our net loss was $72.2 million or ($0.69) per share, compared with a net loss of $39.8 million or ($0.44) per share during the same period in 2001. The increased loss for the six-month period reflects losses of $41.1 million from the Acquired Businesses and $13.5 million from business integration and restructuring costs, partly offset by increased foreign exchange gains of $11.8 million. Cash used for operations and capital expenditures for the three and six-month periods ended June 30, 2002, excluding acquisition and business integration and restructuring costs and related capital expenditures, were $14.3 million and $68.0 million, respectively. This compares to $18.5 million and $36.2 million for the respective three and six-month periods in 2001.

Results of Operations

Product and engineering service revenues increased by $12.1 million or 129% to $21.5 million for the quarter ended June 30, 2002, compared to the same period last year. Year-to-date product and engineering service revenues increased by $20.4 million or 154% to $33.6 million from the comparative period in 2001. The improved revenues for 2002 reflect revenues from the Acquired Businesses of $14.7 million for the quarter and $24.1 million year-to-date. Revenues from the Acquired Businesses were primarily from the sale of PEM fuel cell engines by our Transportation Division, engineering service revenues from both our Transportation Division and our Electric Drives & Power Conversion Division and the sale of friction materials by our Material Products Division. The increase in revenues from the Acquired Businesses was partly offset by lower field service and automotive PEM fuel cell stack revenues. Engineering service revenues for the three and six-month periods ended June 30, 2002 were $7.0 million and $7.7 million, respectively. Engineering service revenues reflect the achievement of predefined program milestones for our customers. The total costs of the programs that these milestones relate to amounted to $8.0 million for the quarter and $16.2 million year-to-date and are included in research and development expenses.

Investment and other income increased by $13.2 million or 362% and $6.7 million or 54%, for the three and six-month periods ended June 30, 2002, respectively. Foreign exchange gains, partly offset by a decline in interest rates, and lower average balances of cash and short-term investments, were the primary reason for these increases. Foreign exchange gains for the quarter were $13.4 million compared to a foreign exchange loss of $1.1 million for the same period in 2001. Foreign exchange gains for the six-month period in 2002 were $12.9 million compared to $1.1 million in 2001. The foreign exchange gains for the period are primarily attributable to the effect of the strengthening Canadian dollar relative to the U.S. dollar on our net Canadian dollar monetary assets.

Cost of product revenues for the three and six-month periods ended June 30, 2002, increased from the same periods in 2001 by $5.9 million or 81% and $16.1 million or 138%, respectively. The increased costs reflect the cost to manufacture PEM fuel cell engines sold by our Transportation Division and the cost of product revenues from our Electric Drives & Power Conversion Division. Due to the timing of acquisition of the Acquired Businesses, there was significantly less cost of product revenues from these divisions in the comparative periods of 2001. Excluding the Acquired Businesses, cost of product revenues for the current three and six-month periods declined from the previous year by $2.6 million and $4.4 million, respectively, primarily due to lower costs for our Mark 900 fuel cells.

Research and product development expenses for the quarter ended June 30, 2002, increased by $7.0 million to $27.4 million as compared to expenditures of $20.4 million during the same quarter in 2001. For the six-month period, expenditures increased by $24.2 million or 70%, to $58.7 million as compared to expenditures of $34.5 million during 2001. These increases primarily reflect the research and product development expenses from the Acquired Businesses for development of light and heavy-duty PEM fuel cell vehicle engines and sub-systems, electric drive systems and power electronics. Research and product development activities related to fuel cells during 2002 have decreased relative to 2001 due to cost reduction initiatives.

General and administrative and marketing expenses for the three and six-month periods ended June 30, 2002, increased by $4.2 million or 98% and $9.1 million or 117%, respectively, from the corresponding periods in 2001. The increases primarily reflect the general and administrative and marketing expenses of the Acquired Businesses. General and administrative and marketing expenses (excluding the Acquired Businesses) for the reporting periods during 2002, are down slightly from the comparative periods in 2001.

Depreciation and amortization increased by $9.3 million to $11.5 million, compared to $2.2 million during the same period in 2001. For the six-month period ended June 30, 2002, depreciation and amortization increased by $19.1 million to $23.1 million, compared to $4.0 million during the same period in 2001. The increases reflect the amortization of intangible assets and depreciation of the property, plant and equipment of the Acquired Businesses of $8.6 million and $17.3 million for the three and six-month periods, respectively. The remainder of the increase relates to depreciation of fixed assets acquired since June 30, 2001.

Equity in loss of associated companies for the three and six-month periods ended June 30, 2002, decreased by $5.4 million and $10.2 million, respectively, relative to the same periods in 2001. The decreases primarily reflect the change in accounting for BPSAG and BPSC, which were previously recorded as equity investments, but following their acquisition by us, are now consolidated.

Minority interest for the quarter ended June 30, 2002 was $7.3 million compared to $2.1 million during the 2001 comparative period. Year-to-date, minority interest was $16.8 million compared to $3.3 million during the same period in 2001. The increases reflect the 49.9% minority interest portion of BPSAG's losses, partly offset by a reduced minority interest in the losses of Ballard Generation Systems Inc. ("BGS"). This is due to the reduction in the minority interest in BGS from 42.3% in June 2001 to 31.5% in June 2002 resulting from the acquisition by us of EBARA Corporation's interest in BGS in December 2001 in exchange for our common shares.

Business integration and restructuring costs of $5.6 million and $13.5 million during the three and six-month periods ended June 30, 2002, respectively, relate to expenditures for severance, the closure of facilities, asset write-downs and other expenditures associated primarily with realizing synergies from the acquisition of BPSAG and BPSC.

Gain on the issuance of shares by subsidiary was nil for the three and six-month periods ended June 30, 2002 and $(0.3) million and $0.9 million for the three and six-month periods, respectively, in 2001. The comparative amounts for 2001 primarily include the issuance of shares of BGS to FirstEnergy Corp. and ALSTOM SA.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments decreased by $86.4 million to $334.8 million as at June 30, 2002, compared to $421.2 million at the end of 2001. The decrease was primarily driven by increased net losses (excluding non-cash items) of $55.9 million, higher working capital requirements of $23.6 million and capital spending of $12.0 million, which were partly offset by the issuance of $6.0 million of share capital from the exercise of stock options. Included in cash used in operations and capital expenditures was the payment of $23.5 million of acquisition and business integration and restructuring costs and related capital expenditures.

Cash used in operations was $18.5 million and $79.5 million for the three and six-month periods ended June 30, 2002, respectively. This compares to $12.5 million and $26.5 million for the respective comparative periods of 2001. Net cash losses were higher due to the cash requirements of BPSAG and BPSC acquired in November 2001. Non-cash working capital requirements increased by $4.9 million and $23.6 million during the respective three and six-month periods ended June 30, 2002, driven primarily by lower accounts payable and accrued liabilities and higher accounts receivable and inventory. Accounts payable and accrued liabilities decreased from the beginning of the year by $2.6 million and $18.3 million for the three and six-month periods ended June 30, 2002, respectively. These reductions were primarily driven by the net payment of acquisition and business integration and restructuring costs of $6.1 million during the quarter and $14.6 million during the six-month period. The decrease in payables for the six-month period also reflects the wind-up of certain operations acquired as part of the BPSAG acquisition and the payment of liabilities to development partners and bonus payments to employees during the first quarter of 2002. Accounts receivable increased by $1.8 million for the quarter and $2.8 million year-to-date, due to the timing of the recognition of engineering service revenue and the timing of shipments from our Transportation Division. Inventory increased by $0.7 million for the quarter and $3.5 million year-to-date due to the timing of shipments, and higher raw material inventories required for planned increases in production for transportation PEM fuel cell engines and electric drives and power conversion products.

Investing activities resulted in cash inflows of $29.6 million for the quarter and $30.1 million year-to-date. The inflows for the three and six-month periods consist primarily of decreases in short-term investments of $37.3 million and $43.1 million, respectively, partly offset by capital spending of $6.6 million for the quarter and $12.0 million year-to-date. The decrease in short-term investments resulted from changes in our investment portfolios to optimize investment returns based on changes in interest rates. Capital spending was primarily for manufacturing equipment and facility modifications related to the consolidation of locations.

Financing activities resulted in a cash inflow of $0.6 million for the quarter and $6.0 million year-to-date, consisting primarily of proceeds from the issuance of share capital resulting from the exercise of employee stock options.

As at June 30, 2002, we had 105,325,537 common shares issued and outstanding, employee stock options to purchase 9,258,381 common shares outstanding, and warrants to purchase 450,000 common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2002, we had cash, cash equivalents and short-term investments totaling $334.8 million. We will use our funds to meet capital funding requirements for the development and commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, electric drives and power conversion products, the purchase of equipment for our manufacturing facilities and the further development of high-volume manufacturing processes and business systems. Our actual funding requirements will vary depending on a variety of factors, including our success in integrating BPSAG and BPSC, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales and the results of our development and demonstration programs.

We expect to incur net losses for the next several years as we continue to make investments in research and product development activities required to commercialize our products. In 2002, we expect our cash requirements for ongoing operations and capital expenditures, excluding acquisition and business integration and restructuring costs, to be between $122 million and $142 million.

During 2002, we expect to fund $36 million in cash requirements related to acquisition and business integration and restructuring costs as a result of the acquisition of BPSAG and BPSC. Of that amount, $18 million is related to paying accruals of costs made in 2001. The 2002 expenditures are for severance, the closure of facilities, asset write-downs and other expenditures associated primarily with realizing synergies from the acquisition of BPSAG and BPSC. For the six months ended June 30, 2002, acquisition and business integration and restructuring related cash expenditures were $23.5 million, of which $14.6 million related to paying accruals of costs made in 2001.

Based on our current business strategy, as BPSAG and BPSC are fully integrated into Ballard, we expect our 2003 and 2004 total cash requirements, excluding any cash required for merger and acquisition activity, to decline relative to 2002.

We believe that our cash, cash equivalents and short-term investments will provide us with sufficient capital to fund our current operations through 2004. We expect to raise additional capital before 2004 to continue to develop our business. In addition to the CDN $55.0 million (U.S. $34.5 million) provided on November 30, 2001, DaimlerChrysler and Ford have agreed to invest at least an additional

CDN $55.0 million if we undertake any equity offerings before November 30, 2004. At that time, DaimlerChrysler would invest CDN $30.0 million and Ford would invest CDN $25.0 million. If external sources of financing are not available when needed or on acceptable terms, or if we experience significant cost overruns on any of our programs for which we cannot obtain additional funds, certain of our research and development activities or investments in manufacturing capacity may be delayed or eliminated, resulting in potential delays in the commercialization of our products. In addition, we regularly review acquisition opportunities and, depending on the size of the transaction, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue these acquisition opportunities.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We believe that the critical accounting policies affecting our consolidated financial statements are the following:

Inventory Provision

In establishing the appropriate provision for inventory, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in the technology, which could make inventory on hand obsolete. Where we determine that such changes have occurred and will have a negative impact on current inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.

Recoverability of Intangible Assets and Goodwill

We have a significant amount of intangible assets and goodwill on our balance sheet. In accordance with Canadian GAAP, we do not amortize goodwill, and amortize intangible assets over a period ranging from 5 to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill for potential impairment. Should circumstances indicate that an impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.

WARRANTY PROVISION

In establishing the accrued warranty liability, we estimate the likelihood that products sold will be subject to warranty claims. In making such determinations, we use estimates based on the nature of the contract and past experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering services. These contracts provide for the payment for services based on our achieving defined milestones. Revenues are recognized under these contracts based on conservative assessments of progress achieved against these milestones. There is risk that the customer may ultimately disagree with our assessment of the percentage of work completed. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

RISKS & UNCERTAINTIES

Risks & uncertainties related to economic and industry factors are discussed in detail in the "Management's Discussion & Analysis" section of our 2001 Annual Report and remain substantially unchanged.

Consolidated Balance Sheets

Unaudited *(Expressed in thousands of U.S. dollars)*

	June 30 2002	December 31 2001
Assets		
Current assets		
Cash and cash equivalents	$ 97,399	$ 140,774
Short-term investments	237,389	280,475
Accounts receivable	20,084	17,312
Inventories	31,537	28,046
Prepaid expenses	1,337	873
	387,746	467,480
Property, plant and equipment	104,873	109,006
Intangible assets	154,558	170,453
Goodwill	185,133	184,930
Investments	27,762	26,241
Other long-term assets	1,378	1,209
	$ 861,450	$ 959,319
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 40,020	$ 59,307
Deferred revenue	2,854	1,944
Accrued warranty liabilities	17,193	16,622
	60,067	77,873
Long-term liabilities	9,052	7,723
Minority interest	19,950	36,517
	89,069	122,113
Shareholders' Equity		
Share capital	1,059,176	1,051,811
Accumulated deficit	(286,795)	(214,605)
	772,381	837,206
	$ 861,450	$ 959,319

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board "Douglas Whitehead" "Stephen Bellringer"

Director *Director*

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

Unaudited *(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)*

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Product revenues	$ 14,519	$ 9,376	$ 25,873	$ 13,217
Engineering service revenue	6,979	—	7,737	—
Total revenues	21,498	9,376	33,610	13,217
Investment and other income	16,801	3,639	19,067	12,370
	38,299	13,015	52,677	25,587
Cost of revenues and expenses				
Cost of product revenues	13,330	7,384	27,695	11,629
Research and product development	27,395	20,392	58,707	34,453
General and administrative	5,708	2,902	11,905	5,485
Marketing	2,733	1,358	4,965	2,278
Depreciation and amortization	11,478	2,210	23,086	3,978
Capital taxes	63	78	129	143
	60,707	34,324	126,487	57,966
Loss before undernoted	(22,408)	(21,309)	(73,810)	(32,379)
Equity in loss of associated companies	(499)	(5,936)	(805)	(11,022)
Minority interest	7,305	2,096	16,770	3,264
Business integration and restructuring costs	(5,561)	—	(13,478)	—
Gain (loss) on issuance of shares by subsidiary	—	(307)	—	865
Loss before income taxes	(21,163)	(25,456)	(71,323)	(39,272)
Income taxes	310	267	867	513
Net loss for period	(21,473)	(25,723)	(72,190)	(39,785)
Accumulated deficit, beginning of period	(265,322)	(132,270)	(214,605)	(118,208)
Accumulated deficit, end of period	$ (286,795)	$ (157,993)	$ (286,795)	$ (157,993)
Loss per share	$ (0.20)	$ (0.28)	$ (0.69)	$ (0.44)
Weighted average number of common shares outstanding	105,285,704	90,309,080	105,155,745	89,887,871

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Unaudited *(Expressed in thousands of U.S. dollars)*

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
CASH PROVIDED BY (USED FOR)				
Operating activities				
Net loss for period	$ (21,473)	$ (25,723)	$ (72,190)	$ (39,785)
Items not affecting cash				
Gain (loss) on issuance of shares by subsidiary	—	307	—	(865)
Compensatory shares	83	—	385	—
Depreciation and amortization	12,443	2,541	26,125	4,943
Loss on sale and writedowns of property, plant and equipment	2,152	—	5,740	—
Equity in loss of associated companies	499	5,936	805	11,022
Minority interest	(7,305)	(2,096)	(16,770)	(3,264)
	(13,601)	(19,035)	(55,905)	(27,949)
Changes in non-cash working capital				
Accounts receivable	(1,826)	(783)	(2,772)	166
Inventories	(695)	(793)	(3,491)	(4,135)
Prepaid expenses	(78)	12	(464)	(105)
Accounts payable and accrued liabilities	(2,566)	7,114	(18,344)	3,953
Deferred revenue	(442)	(101)	910	(46)
Accrued warranty liabilities	752	1,116	571	1,638
	(4,855)	6,565	(23,590)	1,471
Cash used by operations	(18,456)	(12,470)	(79,495)	(26,478)
Investing activities				
Net decrease in short-term investments	37,337	22,682	43,086	107,156
Additions to property, plant and equipment	(6,555)	(5,985)	(11,963)	(9,767)
Proceeds on sale of fixed assets	34	—	126	—
Investments	(1,975)	(6,033)	(2,326)	(8,471)
Acquisition of other companies	—	(14,410)	—	(14,410)
Other long-term assets	181	69	(169)	69
Long-term liabilities	563	—	1,362	—
	29,585	(3,677)	30,116	74,577
Financing activities				
Net proceeds on issuance of share capital	602	2,913	6,042	8,486
Proceeds on issuance of shares by subsidiary	—	—	—	2,353
Other	(19)	(19)	(38)	(38)
	583	2,894	6,004	10,801
Increase (decrease) in cash and cash equivalents	11,712	(13,253)	(43,375)	58,900
Cash and cash equivalents, beginning of period	85,687	253,447	140,774	181,294
Cash and cash equivalents, end of period	$ 97,399	$ 240,194	$ 97,399	$ 240,194

Supplemental disclosure of cash flow information (note 3).
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1 Basis of presentation

The accompanying financial information reflects the same accounting policies and methods of application as Ballard's 2001 Annual Report except as described in Note 2 below. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles ("GAAP") because certain information included in Ballard's 2001 Annual Report has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Ballard's 2001 Annual Report.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2 Share capital

Effective January 1, 2002, Ballard adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") recommendations for accounting for stock-based compensation. The new standard requires Ballard to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation. Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation. Accordingly, no compensation cost has been recognized for such grants as the exercise price is equal to the market price of the stock on the date of grant.

On May 16, 2002, Ballard granted options to purchase 2,586,374 common shares with exercise prices of $24.91 in United States dollars and $38.75 in Canadian dollars per common share.

If compensation cost for Ballard's employee stock option plans had been determined using the fair value method of accounting for stock-based compensation, Ballard's net loss would have increased by $1,971,000 to $23,444,000 and the net loss per common share would have increased by $0.02 per share to $0.22 per share for the three months ended June 30, 2002 and by $1,971,000 to $74,161,000 and by $0.02 per share to $0.71 per share for the six months ended June 30, 2002.

The value was determined using the Black-Scholes valuation model assuming an average option life of seven years, no dividends, expected volatility of 74% and a risk-free interest rate of 5%.

Under the new accounting standard, Ballard's share distribution plan is deemed to be compensatory which resulted in a compensatory charge to the income statement of $385,000 for the six months ended June 30, 2002.

As at June 30, 2002, options to purchase 9,258,381 common shares were outstanding.

3 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Interest paid	$ 4	$ 7	$ 9	$ 12
Income taxes paid	$ 58	$ 111	$ 310	$ 391
Non-cash financing and investing activities				
Compensatory shares	$ 1,021	$ —	$ 1,323	$ —
Common shares issued for long-term investments	$ —	$ 8,660	$ —	$ 8,660

4 SEGMENTED FINANCIAL INFORMATION

As a result of the acquisition of Ballard Power Systems AG ("BPSAG") and Ballard Power Systems Corporation ("BPSC"), Ballard has changed the way it manages its business with respect to making operating decisions and assessing performance. As a result, Ballard has changed its segmented disclosure into five reportable segments: Technology and Corporate, Power Generation, Transportation, Electric Drives & Power Conversion, and Material Products.

Technology and Corporate is comprised of the technology, development and manufacture of proton exchange membrane ("PEM") fuel cells and corporate administrative services. Ballard's Power Generation Division develops, manufactures and markets PEM fuel cell power generation equipment for markets ranging from 1 kW portable power products to larger stationary generators. Ballard's Transportation Division develops, manufactures and markets PEM fuel cell components and complete PEM fuel cell engines for the transportation market. The Electric Drives & Power Conversion Division develops, manufactures and markets electric drives for both PEM fuel cell and battery-powered electric vehicles, power electronics for PEM fuel cell and combustion engine generators, microturbines and other distributed generation products and assembles and markets combustion engine generators. The Material Products Division develops, manufactures and markets carbon fiber products to automotive manufacturers for automatic transmissions and gas diffusion electrode materials to the PEM fuel cell industry.

The comparative figures have been reclassified to conform with the segmented disclosure adopted in the current year.

4 SEGMENTED FINANCIAL INFORMATION CONTINUED

Three months ended June 30, 2002	Technology & Corporate	Power Generation	Transportation	Electric Drives & Power Conversion	Material Products	Total
Total product revenues for reportable segments	$ —	$ 596	$ 10,108	$ 359	$ 4,022	$ 15,085
Engineering service revenue	—	—	5,104	1,875	—	6,979
Elimination of intersegment revenues	—	(3)	(4)	(97)	(462)	(566)
Total revenues from external customers	$ —	$ 593	$ 15,208	$ 2,137	$ 3,560	$ 21,498
Segment income (loss) for period	$ (13,982)	$ (5,251)	$ (11,333)	$ (9,702)	$ 623	$ (39,645)
Identifiable assets	$ 428,457	$ 36,130	$ 178,194	$ 197,605	$ 21,064	$ 861,450
Reconciliation of net loss for period						
Segment loss for period						$ (39,645)
Investment and other income						16,801
Business integration and restructuring costs						(5,561)
Minority interest						7,305
Other						(63)
Loss before income taxes						$ (21,163)

Three months ended June 30, 2001	Technology & Corporate	Power Generation	Transportation	Electric Drives & Power Conversion	Material Products	Total
Total product revenues for reportable segments	$ —	$ 1,015	$ 7,014	$ —	$ 1,347	$ 9,376
Segment income (loss) for period	$ (15,327)	$ (7,582)	$ (7,022)	$ (1,034)	$ 159	$ (30,806)
Identifiable assets	$ 525,112	$ 36,884	$ 38,845	$ 30,114	$ 16,170	$ 647,125
Reconciliation of net loss for period						
Segment loss for period						$ (30,806)
Investment and other income						3,639
Loss on issuance of shares by subsidiary						(307)
Minority interest						2,096
Other						(78)
Loss before income taxes						$ (25,456)

Six months ended June 30, 2002	Technology & Corporate	Power Generation	Transportation	Electric Drives & Power Conversion	Material Products	Total
Total product revenues for reportable segments	$ —	$ 635	$ 17,457	$ 1,040	$ 8,042	$ 27,174
Engineering service revenue	—	—	5,862	1,875	—	7,737
Elimination of intersegment revenues	—	(6)	(4)	(533)	(758)	(1,301)
Total revenues from external customers	$ —	$ 629	$ 23,315	$ 2,382	$ 7,284	$ 33,610
Segment income (loss) for period	$ (30,878)	$ (10,583)	$ (32,268)	$ (20,624)	$ 800	$ (93,553)
Identifiable assets	$ 428,457	$ 36,130	$ 178,194	$ 197,605	$ 21,064	$ 861,450
Reconciliation of net loss for period						
Segment loss for period						$ (93,553)
Investment and other income						19,067
Business integration and restructuring costs						(13,478)
Minority interest						16,770
Other						(129)
Loss before income taxes						$ (71,323)

Six months ended June 30, 2001	Technology & Corporate	Power Generation	Transportation	Electric Drives & Power Conversion	Material Products	Total
Total product revenues for reportable segments	$ —	$ 1,666	$ 10,204	$ —	$ 1,347	$ 13,217
Segment income (loss) for period	$ (27,472)	$ (12,807)	$ (13,570)	$ (1,938)	$ 159	$ (55,628)
Identifiable assets	$ 525,112	$ 36,884	$ 38,845	$ 30,114	$ 16,170	$ 647,125
Reconciliation of net loss for period						
Segment loss for period						$ (55,628)
Investment and other income						12,370
Gain on issuance of shares by subsidiary						865
Minority interest						3,264
Other						(143)
Loss before income taxes						$ (39,272)

5 FINANCIAL INSTRUMENTS

Ballard enters into forward exchange contracts to manage exposure to currency rate fluctuations. The purpose of Ballard's foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results.

As at June 30, 2002, Ballard has forward contracts to purchase 18,084,430 EUR which mature during 2002. At June 30, 2002, Ballard would receive $1,143,296 to settle its outstanding forward exchange contracts. As these forward exchange contracts qualify for accounting as hedges, gains or losses are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions.

Corporate Information

Corporate Offices

Ballard Power Systems Inc.
Corporate Headquarters
9000 Glenlyon Parkway
Burnaby BC
Canada V5J 5J9
T 604 454 0900
F 604 412 4700

Ballard Material Products Inc.
Two Industrial Avenue
Lowell MA USA
01851-5199

Ballard Power Systems Corporation
15001 Commerce Drive N.
Dearborn MI USA
48120

Ballard Power Systems AG
Neue Strasse 95
D 73230 Kirchheim –
Nabern Germany

Transfer Agent and Registrar

Computershare Trust Company of Canada
Shareholder Services Department
510 Burrard Street
Vancouver BC
Canada V6C 3B9
T 604 661 0222
F 604 661 9480

Stock Listing

Ballard's common shares are listed on The Toronto Stock Exchange under the trading symbol BLD and on the NASDAQ National Market System under the trading symbol BLDP.

Investor Relations

To obtain additional information about Ballard or to be placed on our supplemental mailing list for quarterly reports please contact:

Ballard Power Systems
Investor Relations
9000 Glenlyon Parkway
Burnaby BC
Canada V5J 5J9
T 604 412 3195
F 604 412 3100
investors@ballard.com
http://www.ballard.com

BALLARD POWER SYSTEMS INC.
9000 Glenlyon Parkway
Burnaby, British Columbia
Canada [illegible]

www.ballard.com

BALLARD®

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